SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

September 14, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

As disclosed in the Form 6-K furnished to the SEC on August 27, 2020, the Board of Directors of Credicorp Ltd. (the ‘Company’) agreed to set the date for a Special General Meeting of Shareholders for October 16, 2020, at 9:00 a.m. (Peruvian time) in a pure virtual meeting.

In this sense, we hereby notify you as a Material Event, that on September 15, 2020 the Company will start the distribution of the documents that support the proposal that will be addressed in the Special General Meeting of Shareholders: the election of Mr. Leslie Pierce Diez Canseco as member of the Board of Directors. The documents (letter to shareholders and Notice of Special General Meeting of Shareholders) are attached to this communication.

It should be noted that the documents will be also available as from in the section ‘Investors’ and ‘Annual Materials and 20Fs’ of its webpage (https://credicorp.gcs-web.com/).

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

September 14, 2020

Dear Shareholder:

In accordance with the Bye-Laws of Credicorp Ltd. (“Credicorp”) and in compliance with the Companies Act 1981 of Bermuda, the Special General Meeting of Shareholders of Credicorp, for the purpose of considering and voting on the matter referred to in the attached Notice of Special General Meeting of Shareholders, will be hosted in Spanish as a completely virtual meeting, conducted solely online via live webcast, on October 16, 2020, 9:00 a.m. (Peruvian time) at www.meetingcenter.io/272725845.

Credicorp’s Board of Directors has established, in accordance with Credicorp’s Bye-Laws, that only those shareholders that are registered as shareholders of Credicorp as of the close of business on September 8, 2020 (the “record date”) will be entitled to attend and to vote at the Special General Meeting.

You will be able to attend and participate in the Special General Meeting online, vote your shares electronically, and submit your questions prior to and during the meeting by visiting www.meetingcenter.io/272725845 at the meeting date and time, as described in the accompanying proxy statement. The password for the meeting is BAP2020. There is no in-person meeting for the Special General Meeting.

If you wish to cast your proxy vote before the meeting you can do so by using our online voting service at http://www.investorvote.com/bap or alternatively you can complete and return the enclosed proxy form, which must be received by the Company as of close of business on October 12, 2020.

Sincerely,

/S/ Luis Romero B.

Chairman of the Board

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special General Meeting of Shareholders of Credicorp Ltd. (“Credicorp” or the “Company”), a Bermuda company, will be held on October 16, 2020 at 9:00 a.m. (Peruvian time) in Spanish in a virtual meeting format only at www.meetingcenter.io/272725845. There will be no in-person meeting for shareholders to attend.

The Special General Meeting will consider approving the appointment of Mr. Leslie Pierce Diez Canseco as a director of the Company and authorising the board of directors of the Company to take all action required in respect of such appointment.

Only those shareholders that are registered as shareholders of Credicorp as of the close of business on September 8, 2020 are entitled to attend and to vote at the meeting.

To participate in the meeting, shareholders may use their smartphone, tablet or computer to access www.meetingcenter.io/272725845. On the website, shareholders will be able to listen to a live webcast of the meeting, ask the Directors questions by submitting them online, and cast their votes in real time. Submitted questions must pertain to matters properly before the Special General Meeting. Further information on how to participate in the meeting online is provided in Appendix 2 of this Notice of Special General Meeting of Shareholders and on our website (https://credicorp.gcs-web.com/).

If you wish to lodge your proxy vote before the meeting you can do so by using our online voting service at http://www.investorvote.com/bap or alternatively you can complete and return the enclosed proxy form, which must be received by the Company as of the close of business on October 12, 2020, as provided in Appendix 2 of this Notice of Special General Meeting of Shareholders.

The meeting will begin promptly at 9:00 a.m. (Peruvian time). We encourage you to access the meeting prior to the start time. Online access will open at 8:45 a.m. (Peruvian time), and you should allow ample time to log in to the meeting webcast and test your smartphone, tablet or computer audio system. We recommend that you carefully review in advance the procedures needed to gain admission.

The Board of Directors

September 14, 2020

APPENDIX 1

Election of Director

A Director is elected to Credicorp’s Board of Directors (the “Board”) through the votes shareholders cast for the candidate proposed by the Compensation and Nominations Committee, which has based selection on the criteria defined in Credicorp’s Corporate Governance Policy and in the Board’s Charter. The Compensation and Nominations Committee has also considered the proposals received from shareholders, management, the Board and the Committee’s members.

Following shareholder approval at the 2020 Annual General Meeting held on June 5, 2020 to expand Credicorp’s Board of Directors from 8 to 9 members, Credicorp announced a director search process on June 26, 2020. The director search was led by the Board’s Compensation and Nominations Committee and welcomed shareholder input. The Board presents the below named candidate to the Special General Meeting of Shareholders for their approval. The candidate will be elected if the election is approved by the affirmative votes of a majority of the votes cast of the shareholders at the Special General Meeting. Each share represents one voting right, and the shareholder can choose to vote FOR, AGAINST or ABSTAIN. If the candidate obtains a higher number of votes FOR than AGAINST (ABSTAIN votes are not considered in the calculation) he/she will be elected as a Director.

Proposed Candidate

Consistent with Credicorp’s focus on maintaining governance structures which help drive long-term stakeholder value and demonstrating leadership in corporate governance, Credicorp’s Board of Directors proposes Mr. Leslie Pierce Diez Canseco as a candidate for election as a director. The addition of Mr. Pierce would deepen the Board’s experience in marketing and consumer-facing services among other crucial skillsets that will support the quality of the Board’s decision-making.

The Board, in unanimous agreement with the recommendation of its Compensation and Nominations Committee, believes this candidate demonstrates the knowledge, integrity, and professional and personal qualifications to help drive long-term stakeholder value at Credicorp.

After completing Credicorp’s Board of Directors with Mr. Pierce’s election, 5 of 9 directors would be independent under the new, more stringent criteria approved by the Board, incorporating the highest international standards. Credicorp would have also completed a careful and thoughtful process of bringing more diversity and independence to the Board, among several steps towards improving corporate governance as announced in February this year.

Below is a brief description of the proposed director candidate:

Mr. Pierce has served in executive leadership positions, primarily of Peruvian companies, for almost 40 years. He served as CEO of Alicorp (BVL: ALICORC1), Peru’s largest consumer goods company with operations throughout Latin America, from 1991 to 2011. Prior to that, Mr. Pierce served as General Manager of Hormec Constructora, Hormec Transportes, and Ganaderia Shilcayo from 1984 to 1991. He served as a Vice Minister of Commerce in Peru’s Ministry of Economy and Finance from 1983 to 1984. He currently serves as a director in a number of private businesses including Empresa Siderurgica del Peru S.A.A., H&V Contratistas S.A., Maquinarias S.A., Latina Media S.A.C., Ransa Comercial S.A., Corporación Primax S.A., Grupo Celima Trebol and Grupo Romero. He also serves as a community leader through philanthropic organizations such as Vida Peru, Banco de Alimentos del Peru and Crea+.

Mr. Pierce holds a B.A. in Economics from Pontificia Universidad Catolica de Peru and Post-Graduate studies in Economics from Pontificia Universidad Catolica de Chile.

APPENDIX 2

The Special General Meeting will be held on October 16, 2020, at 9:00 a.m. (Peruvian time) and will be a completely virtual meeting, conducted exclusively by webcast. No physical meeting will be held.

Registered holders, and beneficial owners who register for the Special General Meeting in advance, will be able to participate in the meeting by visiting http://www.meetingcenter.io/272725845.  The password for this meeting is BAP2020.

Shareholder of Record

If you are a registered holder, a 15-digit secure control number that will allow you to attend the Special General Meeting electronically can be found on your proxy card or notice received.

Beneficial Owner

If you hold your shares in the name of a broker, bank or other holder of record, you may either: (i) vote in advance of the Special General Meeting by contacting your broker and attend the virtual meeting as a guest; or (ii) register to attend the virtual meeting as a shareholder in advance.

To register to attend the Special General Meeting online, you must submit proof of your proxy power (legal proxy) reflecting your holdings in the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on October 13, 2020.

You will receive a confirmation of your registration by email after Computershare receives your registration materials. Requests for registration should be directed to Computershare at the following:

By email:	Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:	Computershare, Credicorp, Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

Whether or not you plan to attend the Special General Meeting, we urge you to vote and submit your proxy in advance of the meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative